Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 8

                        Central European Value Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   153455100
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 September 15, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  153455100                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1485400
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1485400
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      1485400
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  25.3%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  153455100                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  829600
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      829600
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        829600
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 14.1%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 8 amends and supplements information in Item 4 and
Item 5 and adds Exhibit 1.


ITEM 4.           PURPOSE OF TRANSACTION

The reporting persons have sent the issuer a letter recommending that the Board of Directors of the issuer be expanded to include additional Directors with a greater focus on enhancing shareholder value. In addition, advance notice was provided to the issuer of the reporting persons' intent to submit nominations for Director and solicit proxies in the upcoming annual meeting. A copy of the letter is included as Exhibit 1 attached to this filing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semi-annual report, dated April 14,1999, states that, as of the close of business on February 28, 1999, there were 5,878,047 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 2,315,000 shares of Common Stock, which constitute approximately 39.4% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) Since the last filing, the following shares of Common Stock were traded on the open market:



 Date       Number of Shares        Price Per Share
- -------    ----------------       ---------------

8/11/99     16200    bought           11.4676
8/16/99      3100    bought           11.621
8/17/99       500    bought           11.375
8/18/99      3000    bought           11.25
8/19/99      4000    bought           11.6875
8/23/99      1600    bought           11.5
8/24/99      3700    bought           11.4527
8/25/99     25700    bought           11.6167
8/26/99      1000    bought           11.4875
8/30/99      3800    bought           11.375
8/31/99     21200    bought           11.25
9/2/99       1200    bought           11
9/3/99       5700    bought           10.9759
9/7/99       2000    bought           10.9375
9/8/99      11800    bought           11.125
9/9/99       3500    bought           11.25
9/10/99      1600    bought           11.25
9/13/99      4000    bought           11.125
9/14/99      2000    bought           11.1094
9/15/99     12900    bought           10.8866

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 1999                     Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary



EXHIBIT 1




                 DEEP DISCOUNT ADVISORS INC.
       Enhanced Performance through Closed-End Fund Investments
        One West Pack Square, Suite 777, Asheville, NC  28801
                828-274-1863      Fax: 828-255-4834


Mr. Stephen Treadway, Chairman                     September 16, 1999
and all Board Members                    cy:  Paul F. Roye, Chairman
Ms. Deborah Kaback, Secretary                 Division of Investment Management
The Central European Value fund, Inc.         Securities and Exchange Commission
Oppenheimer Capital                           Mail Stop 5-6
Oppenheimer Tower, One World Financial Center 450 Fifth Street, N.W.
225 Liberty Street                            Washington, D.C.  20549
New York, N.Y.  10281

Re: Formal Advanced Notice of Director Nominees and Recommendations to the Board of Directors


Dear Mr. Treadway, Ms. Kaback, and Members of the Board:

As you know, Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are representatives of the largest beneficial shareholder of The Central European Value Fund. In anticipation of the next annual meeting scheduled for December, 1999, we have a recommendation for the Board of Directors that we think will result in strengthening the existing Board by augmenting it with additional Board members who could represent a broader base of shareholder interests. Specifically, we recommend that the Board be expanded to a total of eleven (11) members as permitted by the By-Laws of the Fund. This measure could be partially implemented by appointing two new Board members immediately. If this recommendation is approved by the current Board, then up to eight (8) Board members would be standing for election at the next annual meeting. These would include the two (2) current, incumbent Board members plus six (6) new Board members to fill out the newly expanded Board to eleven.

This letter will also serve as our formal advanced notice that we intend to nominate Board candidates at the next annual meeting. In the event that the Board is expanded to the permissible limit of eleven Directors, the maximum number that we will be nominating is six (6) new Board candidates. The names, addresses, and brief biographies of our nominees are included on the attached exhibit. In the event that fewer than six (6) Board candidates are standing for election, the candidates that we intend to nominate will be taken in the order listed on the attached exhibit, e.g. if only two Board seats are up for election, then our nominees would be Ron Olin and Ralph Bradshaw. All of our nominees have agreed to serve, and in the currently unanticipated event that one or more of them are unable to serve, then they would be replaced with other nominees of our choosing.

This advanced notice of our nominees for Directors of the Fund does not preclude the submission of additional advanced notice (within the period required by the Fund's By-Laws) of other shareholder proposals that we may present at the next annual meeting.


With regard to the advanced notice of our Director nominees, if you need any additional information in order to comply fully with the Fund's notification requirements, please advise us accordingly within five (5) business days.

If you would like to discuss our recommendation or any other matters relevant to the upcoming annual meeting, I am available at your convenience.

Sincerely,


Ronald G. Olin
Chairman, Deep Discount Advisors, Inc.

attch


Name and Address         Age         Principal Occupation Past Five Years

Ronald G. Olin
One West Pack Square
Suite 777
Asheville, NC  28801     54          Chief Executive Officer of Deep Discount
                                     Advisors, Inc., an investment advisory
                                     firm; General Partner of Ron Olin
                                     Investment Management Co.; Chairman and
                                     Director of Clemente Strategic Value Fund,
                                     Inc., and Director of The Austria Fund,
                                     Inc., both closed-end investment companies.

Shares of Central European
Value Fund, Inc.  (9-15-99)          3,200

Ralph W. Bradshaw
One West Pack Square
Suite 777
Asheville, NC  28801    48          Vice President of Deep Discount Advisors,
                                    Inc., an investment advisory firm; Director of Clemente Strategic Value Fund, Inc., and
                                    Director of The Austria Fund, Inc., both closed-end investment companies.

Shares of Central European
Value Fund, Inc.  (9-15-99)          800


William A. Clark
One West Pack Square
Suite 777
Asheville, NC  28801     53         Principal of Deep Discount Advisors, Inc.,
                                    an investment advisory firm; Director of Clemente Strategic Value Fund, Inc., and
                                    Director of The Austria Fund, Inc., both closed-end investment companies.

Shares of Central European
Value Fund, Inc.  (9-15-99)         2,600


Gary A. Bentz
One West Pack Square
Suite 777
Asheville, NC  28801     43         Chief Financial Officer and Treasurer of
                                    Deep Discount Advisors, Inc., an investment advisory firm; Director of Clemente
                                    Strategic Value Fund, Inc., and Director of
                                    The Austria Fund, Inc., both closed-end
                                    investment companies.

Shares of Central European
Value Fund, Inc.  (9-15-99)         4,800


Glenn W. Wilcox, Sr.
418 Vanderbilt Road
Asheville, NC  28803     67         Chairman of the Board and Chief Executive
                                    Officer of Wilcox Travel Agency; Director of Champion Industries, Inc.; Chairman of the Board of Blue Ridge Printing Co., Inc.;
                                    Chairman of the Board of Tower Associates,
                                    Inc.; Director of Asheville Chamber of
                                    Commerce; Vice Chairman of the Board of
                                    First Union National Bank; Board of Trustees of Appalachian State University; Board of
                                    Trustees and Board of Directors of Mars Hill
                                    College.

Shares of Central European
Value Fund, Inc.  (9-15-99)         - 0 -


Andrew Strauss
77 Central Ave,
Suite F
Asheville, NC  28801     45         Attorney and senior member of Strauss &
                                    Associates, PA., attorneys, Asheville, N.C.;
                                    Previous President of White Knight
                                    Healthcare, Inc., and LMV Leasing, Inc., a wholly owned subsidiary of Xerox Credit
                                    Corporation.

Shares of Central European
Value Fund, Inc.  (9-15-99)         2,600